DORSEY
DORSEY & WHITNEY LLP

RECEIVED
2007 NOV -5 A 5:28

07027776

November 5, 2007

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

SUPPL

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

- Press releases filed on Sedar on the below stated date. There is no law mandating this filing, however, it is considered good corporate practice to file such documents.
  - November 1, 2007

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has distributed to its security holders

None

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

11/7

File No. 82-35055

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Dorsey + Whitney LLP
by: Jodie M. Kaufman

Attention Business/Assignment Editors:

Addax Petroleum presents at upcoming global investor conferences

CALGARY, Nov. 1 /CNW/ - Addax Petroleum Corporation (TSX: AXC and LSE: AXC) ("Addax Petroleum" or the "Corporation") announces that various members of the Corporation's senior management will be presenting at the following upcoming investor conferences.

Merill Lynch Global Energy Conference

Mr. Jean Claude Gandur, President and Chief Executive Officer, will be presenting at the Merill Lynch Global Energy Conference in New York, USA on Wednesday, November 7th, 2007 at approximately 3:35 p.m. Eastern Time / 8:35 p.m. London Time.

Investors are invited to listen to the live webcast via the following link:

http://www.veracast.com/webcasts/ml/globalenergy07/21117136.cfm

Dresdner Kleinwort European Oil & Gas Exploration and Production Conference

Mr. Michael Ebsary, Chief Financial Officer, will be presenting at the Dresdner Kleinwort European Oil & Gas Exploration and Production Conference in London, UK on Tuesday, November 13th, 2007 at approximately 6:55 a.m. Eastern Time / 11:55 a.m. London Time.

Investec Small and Mid Cap Conference

Mr. Jean Claude Gandur, President and Chief Executive Officer, will be meeting with investors at the Investec Small and Mid Cap Conference in London, UK on Friday, November 16th, 2007.

The presentation slides will be available prior to the presentations on Addax Petroleum's website at www.addaxpetroleum.com.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 123,000 bbl/d for the second quarter of 2007. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice - Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate'', "believe'', "intend", "expect", "plan", "estimate", "budget'', "outlook'', "may", "could", "should", "would" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas,

general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com; Mr. Nick Cowling, Press Relations, Tel.: (416) 934-8011, nick.cowling@cossette.com; Mr. James Henderson, Press Relations, Tel.: +44 (0) 20 7743 6673, james.henderson@pelhampr.com; Mr. Alisdair Haythornthwaite, Press Relations, Tel.: +44 (0) 20 7743 6676, alisdair.haythornthwaite@pelhampr.com

END